Newmont Mining Corporation 1700 Lincoln Street Denver, CO 80203 Phone 303-863-7414 Facsimile 303-837-5837 www.newmont.com

July 29, 2008

H. Roger Schwall

Assistant Director

United States

Securities and Exchange Commission

100 F Street NE, Stop 7010

Washington, DC 20549

Newmont Mining Corporation

Form 10-K for Fiscal Year Ended December 31, 2007

Filed February 21, 2008 (the “Form 10-K”)

File No. 1-31240

Dear Mr. Schwall:

Please find below the responses of Newmont Mining Corporation (the “Company”) to the Securities and Exchange Commission Staff comments that were contained in the letter to Mr. Richard T. O’Brien of the Company dated June 30, 2008. Please note for your records that I replaced Mr. O’Brien as Senior Vice President and Chief Financial Officer of the Company in July 2007 and thus all future correspondence may be faxed directly to me at 303-837-6166.

Form 10-K for the Fiscal Year Ended December 31, 2007

General

1.	With future filings, please file the Indonesia Contract of Work as an exhibit.

The Company filed the 1986 Contract of Work between PT Newmont Nusa Tenggara (PTNNT) and the Indonesian Government as an exhibit to the Quarterly Report on Form 10-Q for the Quarter Ended June 30, 2008 and will file any amendments to the Contract of Work as an exhibit with future filings.

2.	In future filings, please provide the information required by Item 701 of Regulation S-K. In this regard, we note that in July of 2007, you conducted the private sale of a convertible note.

The Staff is supplementally advised that the Company believes it has provided the information required by Item 701 of Regulation S-K, including information required in connection with the unregistered offering of $1,150 million convertible senior notes due in 2014 and 2017, and related note hedge transactions and warrant transactions. The private offering of $1,150 million convertible senior notes and related warrant and call transactions were disclosed in the Company’s Current Report on Form 8-K filed on July 17, 2007, and described in the Company’s Form 10-K. The information disclosed includes the date of sale, type and amount of securities sold, identification of the underwriters and counterparties, consideration including aggregate offering price, the basis for the exemption from registration of the transactions, and terms of conversion and exercise of the notes and related warrants. Pursuant to Part II, Item 5(a) of Form 10-K, the information required has been included in a Current Report on Form 8-K, and thus need not be furnished separately in the Company’s 2007 Annual Report on Form 10-K.

3.	In future filings, please discuss the competitive conditions affecting your business, including the markets in which you compete and your competitive position in such markets. See Item 101(c)(x) of Regulation S-K.

The Company has discussed in a risk factor entitled “We Compete with other Mining Companies” the competitive environment in which we operate. We will expand the disclosure in future filings to include competitive conditions affecting the gold mining business, such as the competition for mineral properties, equipment, supplies and experienced personnel.

Risk Factors, page 9

4.	In future filings, please disaggregate the risks associated with your operations in various geographic areas in order to highlight for investors the material risks to your operations within specific locations at a given point in time. In this regard, the risk associated with operations in Indonesia, inclusive of the risks associated with disputes under the Contract of Work and the Batu Hijau mine permitting process, should be disaggregated from the risks associated with your operations in Peru.

The Staff is supplementally advised that the significant risk factors affecting operations at a given location, particularly those described in the risk factors entitled “Our Operations outside North America and Australia/New Zealand are Subject to Risks of Doing Business Abroad,” generally apply to all of our operations outside of North America and Australia/New Zealand. Where the likelihood of a material adverse impact occurring at a given location exists, or the severity of a resulting adverse impact at a given location is significantly higher than at other locations, those risk factors associated with the location have been highlighted. Thus, the risk factors associated with the 1986 Contract of Work with the Indonesian Government and the Batu Hijau forest use permit have been highlighted in the risk factors entitled “Risk Factors Related to Newmont” (see Form 10-K pages 11-13).

In future filings, the Company will separate the discussion of risks specific to the Indonesian operations from risks specific to Peru and other locations.

5.	In future filings, please discuss in a risk factor the risks associated with your debt position as of December 31, 2007. In this regard, we note that as of December 31, 2007, you had a total debt of $2,938 million.

The Company has discussed risks related to the Company’s debt position, including risks entitled “Future Funding Requirements May Affect our Business.” The Company will, in future filings, revise that risk factor to expand its discussion of the risks associated with the Company’s debt position as follows (additional disclosure applicable to debt position underlined):

Future Funding Requirements May Affect Our Business

The construction of the Boddington project in Australia, the 200 megawatt coal-fired power plant in Nevada, and the gold mill at Yanacocha in Peru, as well as potential future investments including the Akyem project in Ghana, the Conga project in Peru and the Hope Bay project in Nunavat, Canada, will require significant funds for capital expenditures. At current gold and copper prices, our operating cash flow is insufficient to meet all of these expenditures, depending on the timing of development of these and other projects. As a result, new sources of capital may be needed to meet the funding requirements of these investments, fund our ongoing business activities and pay dividends. Our ability to raise and service significant new sources of capital will be a function of macroeconomic conditions, future gold and copper prices and our operational performance and our current cash flow and debt position, among other factors. In light of the limited global availability of credit facilities for use in connection with capital projects, and given our existing debt position, we may determine that in order to retain our investment grade rating, it may be necessary to issue additional equity or other securities, defer projects or sell assets. In the event of lower gold and copper prices, unanticipated operating or financial challenges, or new funding limitations, our ability to pursue new business opportunities, invest in existing and new projects, fund our ongoing business activities, retire or service all outstanding debt and pay dividends could be significantly constrained.

Increased Costs Could Affect Profitability, page 10

6.	In future filings, please expand the risk factor to address the fact that your results for 2007 were affected by cost increases, as discussed on page 38 under the MD&A.

The Company will revise its risk factor entitled “Increased Costs Could Affect Profitability” (Risks Related to the Mining Industry Generally), to be included in future Form 10-K filings as follows (additional disclosure applicable to risks associated with increased costs underlined):

Increased Costs Could Affect Profitability

Costs at any particular mining location frequently are subject to variation due to a number of factors, such as changing ore grade, changing metallurgy and revisions to mine plans in response to the physical shape and location of the ore body. In addition, costs are affected by the price of commodities, such as fuel, electricity and labor. Commodity costs are at times subject to volatile price movements, including increases that could make production at certain operations less profitable. Reported costs may also be affected by changes in accounting standards. A material increase in costs at any significant location could have a significant effect on our profitability and cash flow. In 2007, we incurred significant increases in the costs of labor, fuel, power and other bulk consumables, which increased reported Costs applicable to sales, in addition to increasing the costs of capital projects.

“Certain Factors Outside our Control…,” page 15

7.	In future filings, further tailor your risk factor discussion to identify the material risks associated with impairment of goodwill for a given segment in a given year. In this regard, we note that you recorded an impairment charge of $1,122 million for fiscal 2007 for the Exploration Segment.

The Company will revise its risk factor entitled “Certain Factors Outside our Control May Affect Our Ability to Support the Carrying Value of Goodwill” (Risks Related to Newmont), to be included in future Form 10-K filings as follows (additional disclosure applicable to risks associated with the impairment of goodwill underlined):

Certain Factors Outside of Our Control May Affect Our Ability to Support the Carrying Value of Goodwill

As of December 31, 2007, the carrying value of goodwill was approximately $186 or 1% of our total assets. Goodwill has been assigned to various mine site reporting units in the Australia/New Zealand Segment. This goodwill primarily arose in connection with our February 2002 acquisition of Normandy and represents the excess of the aggregate purchase price over the fair value of the identifiable net assets acquired. We evaluate, on at least an annual basis, the carrying amount of goodwill to determine whether current events and circumstances indicate that such carrying amount may no longer be recoverable. This evaluation involves a comparison of the estimated fair value of our reporting units to their carrying values. If the carrying amount of goodwill for any reporting unit exceeds its estimated fair value, a non-cash impairment charge could result. Material risks that could potentially result in an impairment of goodwill include: (i) a significant decrease in our long-term gold price assumption; (ii) a decrease in reserves; (iii) a lack of exploration success which could result in a significant reduction in the estimated fair value of mine site exploration potential; and (iv) any event that might otherwise adversely affect mine site production levels, operating costs or capital costs. For a more detailed description of the estimates and assumptions involved in assessing the recoverability of the carrying value of goodwill, see Item 7, Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations, Critical Accounting Policies, below.

Properties, page 17

Batu Hijau, Indonesia, page 21

8.	In future filings, briefly explain what a carried interest represents. We note that you indicate that the remaining 20% interest in PTNNT is owned by P.T. Pukuafu Indah and that the interest is a carried interest.

The Staff is supplementally advised that P.T. Pukuafu Indah’s (“PTPI’s”) 20% interest in PTNNT was a carried interest due to NTP, a partnership between Newmont and an affiliate of Sumitomo Corporation that operates Batu Hijau, loaning on a non-recourse basis the funds required for PTPI to participate in its 20% interest in the Batu Hijau mine. Since PTPI did not have equity investment at risk, NTP recorded 100% of the cumulative losses of PTNNT. Once PTNNT’s cumulative losses were recovered, NTP recognized its 80% share of PTNNT’s earnings plus 70% of PTPI’s 20% share for an effective 94% share of PTNNT’s earnings. Any potential PTNNT losses would continue to be recognized 100% by NTP until the loan was fully repaid. On May 25, 2007, PTPI fully repaid their loan to NTP. Subsequent to repayment of the loan, PTPI’s interest is accounted for as a minority interest. Please see response to comment 15 below.

The Company will revise its disclosure related to Batu Hijau, to be included in future Form 10-K filings as follows (additional disclosure with respect to carried interest underlined):

We operate Batu Hijau, a producer of copper/gold concentrates, and have a 45% ownership interest therein, held through a partnership with an affiliate of Sumitomo Corporation. We have a 56.25% interest in the partnership and the Sumitomo affiliate holds the remaining 43.75%. The partnership, in turn, owns 80% of P.T. Newmont Nusa Tenggara (“PTNNT”), the subsidiary that owns Batu Hijau. The remaining 20% interest in PTNNT is owned by P.T. Pukuafu Indah (“PTPI”), an unrelated Indonesian company. Because PTPI had been advanced a loan on a non-recourse basis by the partnership and was not obligated to absorb the expected losses of the entity, PTPI’s interest was considered a carried interest and we reported a 52.875% economic interest in Batu Hijau, which reflected our actual economic interest in the mine until such time as the loan was fully repaid (including accrued interest). On May 25, 2007, PTPI fully repaid the loan (including accrued interest) and as a result, our economic interest was reduced from 52.875% to 45% and we recorded a net charge of $25 (after-tax) against Minority interest expense in the second quarter of 2007.

Management’s Discussion and Analysis of Consolidated Financial Condition and Results of Operations

Liquidity, page 39

9.	In future filings, please discuss how you expect to fund the planned capital expenditures.

We will expand our disclosure in future filings to include a discussion similar to the language under the heading “Future Cash Flows” on page 73 of our Form 10-K.

We believe that financing required to execute all of these investments will be available over the time period required from Net cash provided by operating activities, cash, marketable equity securities or other sources of funds, including our revolving credit facility, project financing and other financing alternatives available in the broader capital markets.

Critical Accounting Policies

Exploration Segment Goodwill, page 42

10.	We note from your disclosure on page 43 that “…the Exploration Segment’s estimated fair value was negligible.” Please provide us a copy of your Exploration Segment’s impairment analysis for the year ended December 31, 2007.

The independent valuation report used to value the Exploration Segment pursuant to Step 1 and Step 2 of the December 31, 2007 goodwill impairment test in SFAS 142 will be provided to the Staff under separate cover on a confidential and supplemental basis pursuant to Rule 12b-4 under the Exchange Act of 1934, as amended. In accordance with such Rule, Newmont is segregating such information and requests that such material be returned promptly following completion of the Staff’s review of the Company’s 2007 Form 10-K. Newmont also will request confidential treatment of such material, in accord with the Freedom of Information Act, pursuant to the provisions of 17 C.F.R. § 200.83.

The Staff is supplementally advised that Step 1 of the annual impairment test indicated an Exploration Segment value less than its book value as a result of (i) lower than assumed success rates for reserve additions for the previous three years, (ii) changes in financial market conditions which increased the discount rate, and (iii) significantly higher finding costs. Increased assumptions for operating and capital costs were offset by the increased gold price assumption. As a result, we were required to perform Step 2 of the impairment test on the Exploration Segment for the first time.

In the initial purchase price allocation of the Normandy and Franco-Nevada acquisitions in 2002, the Company defined value beyond proven and probable reserves (“VBPP”) as the value of known mineralization other than proven and probable reserves and other material that is not part of the measured, indicated or inferred resource base that is measured based on extrapolation of known exploration information, to the extent that it believes a market participant would include such value in determining the fair value of the assets. EITF 04-03, Mining Assets: Impairment and Business Combinations, was issued subsequent to the 2002 acquisitions for which Exploration Segment goodwill values were recorded. The Task Force reached a consensus that future cash flows associated with VBPP should be considered when an entity allocates the purchase price of a business combination to mining assets.

On December 12, 2007, an industry working group, of which Newmont was a participant, submitted a letter to the SEC to clarify the definition of VBPP. The industry definition, which the SEC did not object to, expands on the Company’s previous definition to include “All information available, which may include, but is not limited to, geological or exploratory information, should be considered when measuring the fair value under U.S. GAAP of a potential mineral deposit or right to explore or extract a potential mineral deposit.” VBPP as “…a component of an acquired interest in a potential mineral deposit or acquired right to explore or extract a potential mineral deposit” includes value in excess of the Company’s determination, and such values would be considered tangible mineral interests.

The new definition of VBPP was used in performing Step 2, which resulted in more value being assigned to tangible near-mine assets. The value of near-mine VBPP in the Exploration Segment valuation, assigned to tangible assets, was calculated by comparing the difference between the original valuation (including near-mine and greenfield) to a valuation containing only greenfield discoveries. The tangible asset value was deducted from the enterprise value calculated in Step 1 to arrive at the implied goodwill as follows:

Step 2	$ millions
Exploration Segment enterprise value (a)	$600
Less:
Other long-term assets	5
VBPP assigned to near-mine potential	700

Total tangible net assets (b)	705

Implied goodwill (a-b)	0
Less: Book value of goodwill	1,122

Goodwill write-down	$1,122

This assessment is consistent with our disclosure on page 17 in our 2006 Form 10-K filing.

Merchant Banking Goodwill, page 43

11.	You disclose that in June 2007 you approved a plan to cease Merchant Banking activities, and as a result, you recorded a $1,665 million non-cash charge to impair the goodwill associated with the Merchant Banking segment. The disclosure from page 41 of your Form 10-K for the fiscal year ended December 31, 2006, states you “…concluded that the fair value of the Merchant Banking Segment was significantly in excess of its carrying value as of December 31, 2006.” We also note from page 41 of your Form 10-K for the fiscal year ended December 31, 2006, that the terminal value of the Equity Portfolio of the Merchant Banking Segment was $5,400 million. Given the above statements, please tell us what specific events transpired from December 31, 2006, to June 2007 that resulted in you concluding the value of the Merchant Banking segment had deceased, such that you would not be able to realize the terminal value you disclosed in your prior period filing.

The Staff is supplementally advised that the Merchant Banking Segment goodwill was deemed impaired at June 30, 2007 due to the Board of Director’s decision to cease Merchant Banking activities, sell a substantial portion of the assets in the Merchant Banking Segment’s investment portfolio, terminate most of the Merchant Banking Segment’s employees and reallocate the remaining employees to other duties. The previous Merchant Banking Segment value was supported by (i) management’s assumed ability to generate above market returns and (ii) adequate financial funding from the Company. The plan to divest a significant portion of the investment portfolio and the withdrawal of financial support were triggering events that required an asset impairment evaluation with respect to the Merchant Banking Segment.

The assets to be sold were solely investments and did not include any employees, processes, infrastructure or tangible assets. Also, the remaining investments to be held did not include any employees, processes, infrastructure or tangible assets. None of the assets to be sold or retained represented a business (as defined in EITF 98-3) and therefore, in our impairment analysis, we were not able to allocate any of the goodwill to remaining businesses or businesses to be sold. This resulted in the full impairment of the $1.7 billion Merchant Banking Segment goodwill.

12.	Please provide us a copy of your Merchant Banking Segment’s impairment analysis as of the time you approved the plan to cease Merchant Banking activities.

Please see response to Item 11 above.

Results of Consolidated Operations, page 55

13.	We note from your table on page 55, that the amount of gold ounces, and copper pounds sold for Yanacocha, Batu Hijau and other, includes the minority interests’ share. Please clarify if the amount of costs applicable to sales (per ounce) includes only your share of costs, or if it also includes the minority interests’ share of costs.

The Staff is supplementally advised that the amount of Costs applicable to sales (per ounce or pound) in the table on page 55 includes the minority interests’ share of costs. Costs applicable to sales per ounce is computed by dividing the consolidated Costs applicable to sales per the financial statements by the consolidated units sold for each location, including Yanacocha and Batu Hijau.

Financing Activities, page 69

14.	In future filings, please discuss how you used or intend to use the proceeds from the sale of the $1,150 million convertible note.

The Company will revise its “Financing Activities” (Liquidity and Capital Resources), to be included in future Form 10-K filings as follows (additional disclosure applicable to risks associated with the impairment of goodwill underlined):

Financing Activities

Proceeds from debt, net. During July 2007, we completed a private offering of $1,150 convertible senior notes due 2014 and 2017, each in the amount of $575. The 2014 notes, maturing on July 15, 2014, pay interest semi-annually at a rate of 1.25% per annum, and the 2017 notes, maturing on July 15, 2017, pay interest semi-annually at a rate of 1.625% per annum. The notes will be convertible, at the holder’s option, equivalent to a conversion price of $46.21 per share of common stock. Upon conversion, the principle amount and all accrued interest will be repaid in cash and any conversion premium will be settled in shares of our common stock or, at our election, cash or any combination of cash and shares of our common stock. We do not have an option to redeem the notes prior to their applicable stated maturity date. The net proceeds from the offering, after expenses, were approximately $1,126. The Company used the net proceeds of the offering to (i) pay the net cost of convertible note hedge and warrant transactions that we entered into with affiliates of some of the initial purchasers, (ii) repay outstanding indebtedness under the Company’s senior revolving credit facility, (iii) net settle our price-capped forward sales contracts, (iv) fund capital expenditures for Boddington in Australia and the power plant in Nevada, and (v) fund other general corporate purposes.

Notes to Consolidated Financial Statements

Note 2 Summary of Significant Accounting Policies

Principles of Consolidation, page 86

15.	We note your disclosure that you have identified NTP as a VIE, and fully consolidate Batu Hijau in your consolidated financial statements. Please tell us and disclose if you believe the repayment of the loan by PTPI, and the reduction in your economic interest to 45% is a reconsideration event described in paragraph seven of FIN 46(R). If so, please disclose if you continue to believe NTP is a VIE, and whether, under the provisions of FIN 46(R), you are still required to consolidate Batu Hijau.

The Staff is supplementally advised that the Company determined that the repayment of the loan by P.T. Pukuafa Indah (“PTPI”) and the reduction of our economic interest in P.T. Newmont Nusa Tenggara (“PTNNT”) was a reconsideration event described in paragraph 7 of FIN 46(R). Accordingly, we reconsidered our initial determination that PTNNT was a Variable Interest Entity (“VIE”) and concluded that the conditions in paragraph 5 of FIN 46(R) were no longer applicable to PTNNT. However, the Company continues to consider Nusa Tenggara Partnership (“NTP”), a partnership between Newmont and an affiliate of Sumitomo Corporation that owns an 80% interest in PTNNT, to be a VIE due to certain capital structures and contractual relationships. Specifically, the Company’s 50% effective voting stake is not proportional to the Company’s 56.25% economic interest or its obligations to absorb the expected losses of NTP. Based on the Company’s 56.25% economic interest in NTP, Newmont was determined to be the primary beneficiary of NTP, as defined by paragraph 14 of FIN 46(R), and continues to consolidate NTP. NTP, due to its 80% interest in PTNNT consolidates PTNNT under the provisions of SFAS 94.

The Company will revise its Principles of Consolidation disclosure, to be included in future Form 10-K filings as follows (additional disclosure with respect to PTNNT underlined):

The Company follows FASB Interpretation No. 46R “Consolidation of Variable Interest Entities” (“FIN 46R”), which provides guidance on the identification and reporting for entities over which control is achieved through means other than voting rights. FIN 46R defines such entities as Variable Interest Entities (“VIEs”). Prior to May 25, 2007, the Company considered PT Newmont Nusa Tenggara (“PTNNT” or “Batu Hijau”) a VIE since a minority interest’s 20% ownership in PTNNT was not obligated to absorb the expected losses of the entity. On May 25, 2007, the minority partner fully repaid the loan (including accrued interest) and as a result, the Company’s economic interest was reduced from 52.875% to 45%. The Company determined that the repayment of the loan by the minority interest and the reduction of its economic interest was a reconsideration event according to FIN 46R and concluded that PTNNT was no longer a VIE.

Newmont identified the Nusa Tenggara Partnership (“NTP”), a partnership between Newmont and an affiliate of Sumitomo Corporation that owns an 80% interest in PTNNT, as a VIE due to certain capital structures and contractual relationships. As a result, the Company continued to consolidate NTP and therefore Batu Hijau in its Consolidated Financial Statements.

Note 3 Price-Capped Forward Sales Contracts, page 99

16.	We note your discussion that in June 2007 you paid $578 million to settle all your price-capped forward sales contracts that were previously accounted for as normal sales contracts under SFAS 133. Please tell us if you have any other contracts with which you apply the normal purchase/normal sales exception described in paragraph 10.b. of SFAS 133. If remaining contracts exist, please provide us with an analysis of the contracts by type and amount.

Please also tell us whether you have considered if your net settlement of certain normal purchase/normal sale contracts in 2007 impacts your ability to apply paragraph 10b of SFAS 133 for any existing similar contracts or any similar contracts you enter into in the future.

The Staff is supplementally advised that the Company does not have any other price-capped forward sales contracts or similar gold sales arrangements for which it applies the normal sales exception described in paragraph 10b of SFAS 133. The Company has determined that in the absence of compelling new developments, that the net settlement of its previously classified normal sale price-capped forward sales contracts negatively impacts management’s ability to invoke the normal sales exception in the future for forward gold sales contracts prior to the original maturity (2011) of the contracts which were net settled during June 2007.

Definitive Proxy Statement on Schedule 14A filed February 28, 2008

Granting Stock Options, page 30

17.	It appears that you use the Materials Group as a benchmark to determine stock options awards. In future filings, please discuss the reasons for not discussing the Materials Group in Competitive Benchmarking Analysis and Peers on page 20.

The Staff is supplementally advised that the Company has not set target option awards using data from the Materials Group as a benchmark. The Company establishes target executive equity awards, including option awards, based upon a percent of base salary (see page 21 of the Definitive Proxy Statement on Schedule 14A (“the Proxy Statement”). To determine base salaries, the Company uses certain competitive benchmarking data from the mining industry, but such data does not include benchmarking data from the Materials Group. However, we also prepare a separate annual analysis of the potential dilution to existing stockholders caused by option grants generally. In connection with that analysis, the Company considers the rate at which other companies grant stock options in the aggregate to all employees, and reviews option grant rates published by the Materials Group among others (see page 30 of the Proxy Statement). In future filings, the Company will clarify this position relative to benchmarking data.

The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosure in its filings and this letter; (b) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (c) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We would be pleased to receive any responses whenever they become available, and the Company will make every effort to continue to respond in a timely manner to the Staff’s comments. If the Staff wishes to discuss the responses provided above or the related materials at any time, please do not hesitate to contact me at (303) 837-5927 or Roger Johnson, Vice President and Chief Accounting Officer at (303) 837-5874.

Sincerely,

/s/ Russell D. Ball
Russell D. Ball
Senior Vice President and
Chief Financial Officer

cc:	Mark Wojciechowski
Kevin Stertzel